Exhibit 99.1.2

Exhibit B

(Attached)

Foresight Autonomous Holdings Ltd.

(the “Company”)

To

__________

Dear Sir,

Re: Letter of Exculpation

Whereas:	The necessary resolutions were duly adopted by the Company to exculpate you in advance from liability for any damage caused due to a breach of the duty of care owed to the Company with respect to acts performed by you during the course of your service as an Officeholder in the Company, as set forth below; and

Whereas:	The Company is interested in exculpating you from liability, in accordance with and subject to the terms and conditions of this Letter;

Now, therefore, subject to the provisions of any law and the provisions of this Letter of Exculpation, the Company hereby undertakes towards you as follows:

1.	General

1.1	The preamble and supplement hereto constitute an integral part hereof.

1.2	The section headings are intended solely for convenience of reading and shall not be used for interpretation of this Letter.

2.	Definitions

In this Letter of Exculpation, the following terms shall be assigned with the meanings appearing alongside them, unless explicitly stated otherwise:

2.1	“Companies Law” - the Companies Law, 5759-1999, as shall be in effect from time to time, including any amendments or modifications thereto.

2.2	“Officeholder” - as such term is defined in the Companies Law, including an Officeholder who is a Controlling Shareholder and/or an Officeholder who is an employee of the Company.

2.3	“Act” - as such term is defined in the Companies Law, including a resolution and/or omission during your service as an Officeholder in the Company and/or its subsidiaries, including your acts prior to the date of this Letter.

3.	Exculpation

3.1	The Company hereby exculpates you, in advance, from any liability towards the Company due to any damage sustained and/or to be sustained to it, if any, due to your breach of the duty of care to the Company.

3.2	The Company does not exculpate you from liability towards it for any of the following:

3.2.1	Breach of fiduciary duty;

3.2.2	Breach of the duty of care committed intentionally or recklessly, other than a breach of the duty of care committed solely by negligence;

3.2.3	Acts made with an intention to illegally reap a personal gain;

3.2.4	A fine, civil fine or monetary sanction, to the extent such is levied on you;

3.2.5	A decision and/or a transaction that the Company’s controlling shareholder and/or any directors or office holder of the Company has personal interest in.

4.	The Company’s undertakings under this Letter of Exculpation shall inure to your benefit and/or to the benefit of your estate without time limit, also following the termination of your service as an Officeholder in the Company, provided the Acts with respect to which such undertakings are given were and/or shall be performed during the course of your service as an Officeholder of the Company.

5.	This Letter of Exculpation may not be transferred, assigned and/or charged and nothing in this Letter of Exculpation and/or any of the terms hereof may create any undertaking towards any third party and/or confer any rights whatsoever upon such third party, and neither this Letter of Exculpation nor any of the terms hereof shall be deemed to be an undertaking and/or contract in favor of any third party.

6.	In the event of a conflict between any provisions in this Letter of Exculpation and the provisions of any law which cannot be stipulated against, or which may not be amended or supplemented, such provision of the law shall prevail, but without derogating from and/or affecting the validity and effect of the other provisions of this Letter of Exculpation.

7.	This Letter of Exculpation shall come into effect upon your signing a copy of this Letter where indicated and delivery of the signed copy to the Company.

8.	This Letter of Exculpation may not be amended, unless signed by both the Company and you.

9.	To avoid doubt, it is hereby provided that this Letter of Exculpation does not constitute a contract in favor of a third party and may not be assigned.

10.	Under no circumstances shall any waiver, laches, avoidance of action or the granting of an extension on the part of the Company or you be considered as waiver by the Company or you of any rights under this Letter and under any law and shall not prevent such party from taking all legal and other actions necessary to exercise such rights.

11.	This Letter of Exculpation shall be governed by Israeli Law and the competent court in Tel Aviv shall have exclusive jurisdiction to hear any disputes arising from the implementation of this Letter.

In Witness Whereof, the Company has hereunto set its hand, through its duly authorized signatories.

___________

The Company

I hereby acknowledge receipt of this Letter and my agreement to all its terms and conditions.

(Signature)

Name: ______________________

Date: ____________

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